

Robert Kollar · 3rd

General Counsel | Business Litigation & Transactions

Orange County, California, United States · Contact info

 Givsum, Inc.

Lewis & Clark Law School

Experience

 **General Counsel**
Givsum, Inc.
Jan 2017 - Present · 5 yrs 3 mos
Orange County, California Area

- Co-founded and managed full cycle business operations of a software platform, servicing the nonprofit sector
- Provided legal and practical advice on IP, cybersecurity, and privacy matters; advised on all regulatory issues to ensure ...see more

 **Oceana advocate and Givsum Co-Founder, Robert Kollar, strives to make big changes**
Robert Kollar helps to change the world with Givsum, Inc.

 **Legal Counsel II, Corporate Group**
Kawasaki Motors Corp., U.S.A.
2012 - 2016 · 4 yrs
Irvine, CA

- Consulted department executives and the General Counsel, based on an advanced understanding of legal theories and concepts
- Prevented lawsuits from 30+ formerly terminated dealerships, resulting in approximately $10M in cost savings   ...see more

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 **Associate Counsel – Legal Counsel I, Product Group**
Kawasaki Motors Corp., U.S.A.
2001 - 2011 · 10 yrs

- Managed product liability lawsuits in the US and Canada, focusing on governmental compliance (NHTSA, CPSC, Coast Guard)
- Coordinated with outside counsel, experts, and corporate witnesses for an average of 50+ product liability claims and lawsuits per year

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 **Associate**
Wesierski & Zurek
Jan 2000 - Aug 2001 · 1 yr 8 mos
Irvine, CA

Incorporated an internet startup company and drafted its business contracts. Second chair on a product liability defense trial, involving catastrophic injuries and assisted with the successful defense of the verdict on appeal.

 **Associate**
Deems Law Offices
Jan 1998 - Dec 1999 · 2 yrs
Westwood, CA

Counseled clients to select and form business entities. Defended and won an uninsured motorist arbitration. Second chair on the prosecution of a breach of contract and fraud action. Second chair on the response to an appeal of an employment law defense verdict.

Education

 **Lewis & Clark Law School**
Doctor of Law (J.D.), Law
1994 - 1997

UC Irvine
Bachelor of Arts (B.A.), English Language and Literature/Letters
1990 - 1994